November 22, 2013

Via EDGAR and Overnight Delivery

Tia L. Jenkins

Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Intrepid Potash, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 14, 2013

File No. 001-34025

Dear Ms. Jenkins:

On behalf of Intrepid Potash, Inc. (“Intrepid”), we are providing this letter in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated November 14, 2013, regarding Intrepid’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 10-K”). The Staff’s comment is set forth below in bold text, followed by Intrepid’s response.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Selected Operating and Financial Data, page 40

1.                                      We note your response to comment one of our letter dated October 25, 2013.  We believe your presentation of cash operating costs of goods sold, net of by-product credits is a non-GAAP financial measure based on Item 10(e) of Regulation S-K due to the exclusion of depreciation and royalties from the most directly comparable GAAP measure included in the income statement, i.e., cost of goods sold.  Please provide draft disclosure to be included in future filings to reconcile to the most comparable GAAP measure and identify this measure as a non-GAAP financial measure in accordance with Regulation 10(e)(1)(i).  Please also confirm that this measure will be identified as a non-GAAP measure in all future public filings, including press releases.

Response:

We continue to believe that measures presented on a per-ton basis are operating measures and therefore are outside the scope of Item 10(e) of Regulation S-K and Regulation G.  However, in light of the Staff’s comment, we will include in our future filings disclosures that identify cash operating cost of goods sold, net of by-product credits, as a non-GAAP financial measure and that reconcile this measure to the most directly comparable GAAP measure (cost of goods sold).  Below please find draft disclosure using the amounts from our 2012 Form 10-K:

Non-GAAP Reconciliation

Cash Operating Cost of Goods Sold, Net of By-Product Credits

for the Year Ended December 31, 2012

Cash operating cost of goods sold, net of by-product credits (or cash COGS), is a non-GAAP financial measure that is calculated as total of cost of goods sold divided by the number of tons of potash and Trio® sold and then adjusted to exclude per-ton royalties and per-ton depreciation, depletion, and amortization.  We believe that the presentation of cash COGS assists investors and analysts in comparing our core operating costs across reporting periods on a consistent basis by excluding items that we believe are not directly related to the physical activity of producing potash and Trio®.  Internally, we use cash COGS to monitor and evaluate the costs associated with our operational processes.

Cash COGS should not be considered in isolation or as a substitute for measures calculated in accordance with GAAP.  Our presentation of cash COGS may not be comparable to the presentation of similarly titled measures by other companies.  Below is a reconciliation of cash COGS to cost of goods sold, which is the most directly comparable GAAP measure:

	Potash	Trio®	Total
Cost of goods sold	$200,664,054	$35,815,763	$236,479,817
Divided by sales volume in tons	838,861	125,013
Cost of goods sold per ton	$239.21	$286.50
Less per ton adjustments:
Depreciation, depletion and amortization	$42.74	$60.94
Royalties	$16.93	$16.46
Cash operating cost of goods sold, net of by-product credits	$179.54	$209.10

We confirm that we will identify cash operating cost of goods sold, net of by-product credits, as a non-GAAP measure in all future public filings, including press releases.

Conclusion

We hereby acknowledge the following:

•                  Intrepid is responsible for the adequacy and accuracy of the disclosure in its filing.

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•                  Intrepid may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me by email at david.honeyfield@intrepidpotash.com or by phone at (303) 996-3020.

Very truly yours,

/s/ David W. Honeyfield

David W. Honeyfield

President and Chief Financial Officer

Intrepid Potash, Inc.

cc:                                Myra Moosariparambil, Accountant, U.S. Securities and Exchange Commission

Craig Arakawa, Accountant, U.S. Securities and Exchange Commission

Audit Committee of the Board of Directors of Intrepid Potash, Inc.

Robert P. Jornayvaz III, Executive Chairman of the Board of Intrepid Potash, Inc.

W. Dean Salter, Of Counsel, Bryan Cave LLP